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                                                                    Exhibit 99.1

                    Letter of Arthur Andersen Representation

To the Securities and Exchange Commission:

     We received a letter from Arthur Andersen LLP, dated March 29, 2002, representing that the audit as of and for the year ended December 31, 2001, was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Very truly yours,

/s/ PAUL D. MEYER

Paul meyer
Chief Financial Officer

Camarillo, California
March 29, 2002